July 6, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Tier Energy LP

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Northern Tier Energy LP (the “Partnership”) hereby submits the proposed offering terms of its initial public offering (the “IPO”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. The Partnership intends to include these pricing terms in Amendment No. 5 to Registration Statement on Form S-1, File No. 333-178457 (the “IPO Registration Statement”), to be filed with the Commission on or about July 11, 2012. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of July 5, 2012. Should the bona fide estimates of these terms change between today and July 11, 2012, the figures presented in Amendment No. 5 may increase or decrease accordingly.

The Partnership proposes to price the IPO with a bona fide price range of $19 to $21, with a midpoint of $20. In the IPO, the Partnership proposes to sell up to 18,687,500 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the IPO Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 5, to be filed with the Commission on or about July 11, 2012. The Partnership also attaches herein for the Staff’s review and comment Vinson & Elkins LLP’s Exhibit 5.1 Opinion to the Partnership, to be filed as an exhibit to Amendment No. 5.

The Partnership seeks confirmation from the Staff that it may launch its IPO with the price range specified herein and include such price range in Amendment No. 5, to be filed with the Commission on or about July 11, 2012.

Should the Staff have any questions or comments, please contact the undersigned at (203) 244-6550 or Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

Northern Tier Energy LP

By:	Northern Tier Energy GP LLC,
its general partner

By:	/s/ Peter T. Gelfman
Peter T. Gelfman
Vice President, General Counsel and Secretary

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July         , 2012

16,250,000 Common Units

Representing Limited Partner Interests

Northern Tier Energy LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We anticipate that the initial public offering price of our common units will be between $19.00 and $21.00 per common unit.

Our common units have been approved for listing on the New York Stock Exchange under the symbol “NTI.”

See “Risk Factors” on page 26 to read about factors you should consider before buying our common units. These risks include the following:

•	We may not have sufficient available cash to pay any quarterly distribution on our units.

•

The amount of our quarterly distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

•	Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our unitholders.

•

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings, profitability, cash flows and liquidity, and our ability to make distributions to our unitholders.

•	Our results of operations are affected by crude oil differentials, which may fluctuate substantially.

•

Our general partner, the indirect owners of which include ACON Refining Partners, L.L.C., TPG Refining, L.P., and certain members of our management team, has fiduciary duties to its owners, and the interests of its owners may differ significantly from, or conflict with, the interests of our public common unitholders.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

•	You will incur immediate and substantial dilution in the net tangible book value of your common units.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE $         PER COMMON UNIT

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Northern Tier Energy LP	$	$

To the extent that the underwriters sell more than 16,250,000 common units, the underwriters have the option to purchase up to an additional 2,437,500 common units at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the common units against payment in New York, New York on or about                     , 2012.

Goldman, Sachs & Co.	Barclays	BofA Merrill Lynch

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank
J.P. Morgan Macquarie Capital Prospectus dated , 2012.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. Because it is abbreviated, this summary is not complete and does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus. Unless otherwise indicated, the information presented in this prospectus assumes (i) an initial public offering price of $20.00 per common unit, which represents the midpoint of the price range set forth on the cover of this prospectus, and (ii) that the underwriters’ option to purchase additional common units is not exercised. We have provided definitions for certain terms used in this prospectus in the “Glossary of Industry Terms Used in this Prospectus” beginning on page B-1 of this prospectus.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “Successor” and “Company,” when used in the context of the period (i) prior to the completion of the transactions described in “—IPO Transactions,” refer to Northern Tier Energy LLC and its subsidiaries, which will be contributed to Northern Tier Energy LP in connection with the closing of this offering, and (ii) after the completion of the transactions described in “—IPO Transactions,” refer to Northern Tier Energy LP and its subsidiaries. References to our “general partner” refer to Northern Tier Energy GP LLC. References to “Northern Tier Holdings” refers to Northern Tier Holdings LLC, the owner of our general partner. References to “ACON Refining” refer to ACON Refining Partners, L.L.C. and certain of its affiliates and to “TPG Refining” refer to TPG Refining, L.P. and certain of its affiliates. References to “Marathon Oil” refer to Marathon Oil Corporation, references to “Marathon Petroleum” refer to Marathon Petroleum Corporation, a wholly owned subsidiary of Marathon Oil until June 30, 2011, and references to “Marathon” refer to Marathon Petroleum Company LP, an indirect, wholly owned subsidiary of Marathon Petroleum, and certain affiliates of Marathon Petroleum Company LP. References to the “Marathon Acquisition” refer to the acquisition by us of our St. Paul Park, Minnesota refinery, a 17% interest in the Minnesota Pipe Line Company, our convenience stores and related assets from Marathon, completed in December 2010. We refer to the assets acquired in the Marathon Acquisition as the “Marathon Assets.” The Marathon Acquisition is described in greater detail, including certain related transactions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparability of Historical Results—Marathon Acquisition.”

Northern Tier Energy LP

We are an independent downstream energy limited partnership with refining, retail and pipeline operations that serves the PADD II region of the United States. We operate our assets in two business segments: the refining business and the retail business. For the three months ended March 31, 2012, we had total revenues of approximately $1.0 billion, operating income of $2.7 million, a net loss of $193.6 million and Adjusted EBITDA of $81.5 million. For the year ended December 31, 2011, we had total revenues of $4.3 billion, operating income of $422.6 million, net earnings of $28.3 million and Adjusted EBITDA of $430.7 million. For a definition, and reconciliation, of Adjusted EBITDA to net earnings, see “—Summary Historical Condensed Consolidated Financial and Other Data.”

Refining Business

Our refining business primarily consists of a 74,000 barrels per calendar day (“bpd”) (84,500 barrels per stream day) refinery located in St. Paul Park, Minnesota. Our refinery has a Nelson

Distributions”) we generate each quarter. We do not intend to maintain excess distribution coverage in order to stablize our quarterly distributions or to otherwise reserve cash for future distributions. In addition, our general partner has a non-economic interest and no incentive distribution rights, and, accordingly, our unitholders will receive 100% of our cash distributions. See “Distribution Policy and Restrictions on Distributions.”

•	Focus on Growth Opportunities. We intend to pursue opportunities to grow our business both organically and through acquisitions within the refining, logistics and retail marketing industries.

•

Organic Growth Projects.    We plan to continue to make investments to enhance the operating flexibility of our refinery, to improve our crude oil sourcing advantage and to grow our retail business. We intend to pursue organic growth projects at the refinery to improve the yield of light products we produce and the efficiency of our operations, which we believe should improve profitability. We also plan to make investments in logistics operations, including trucking, terminal and pipeline facilities, to enhance our crude oil sourcing flexibility and to reduce related crude oil purchasing and delivery costs. We also intend to invest in the growth of our retail business with the ultimate objective of having a dedicated outlet for all of our refinery’s gasoline production. We believe that this retail strategy should allow our refinery to reduce its reliance on the wholesale market, improve the capacity utilization of our refinery and increase our profitability.

•

Evaluate Accretive Acquisition Opportunities.    We will selectively pursue accretive acquisitions within our refining and retail business segments, both in our existing areas of operations as well as in new geographic regions that would diversify our operating footprint. In evaluating acquisitions within the refining industry, we will consider, among other factors, sustainable performance of the targeted assets through the refining cycle, access to advantageous sources of crude oil supplies, attractive demand and supply market fundamentals, access to distribution and logistics infrastructure, and potential operating synergies.

•

Focus on Optimizing Crude Oil Supply.    We are focused on optimizing our crude oil purchases for our refining operations and minimizing our crude oil feedstock costs. Our strategic location and the refinery’s complexity allow us to receive and process a variety of light, heavy, sweet and sour crude oils from Western Canada and the United States, many of which have historically priced at a discount to the NYMEX WTI price benchmark.

•

Maintain Significant Liquidity in Our Business.    We benefit from a number of sources of liquidity that provide us with financial flexibility during periods of volatile commodity prices, including cash on hand, our $300 million revolving credit facility, trade credit from our crude oil supplies and other mechanisms. For example, in December 2010, we entered into a crude oil supply and logistics agreement with J.P. Morgan Commodities Canada Corporation (“JPM CCC”), which was later amended and restated in March 2012, to supply our refinery’s crude oil feedstock requirements, which helps reduce the amount of working capital required in our refinery operations. We manage our operations prudently with a focus on maintaining sufficient liquidity to meet unforeseen capital needs. On a pro forma basis for this offering, as of March 31, 2012, we estimate that we would have had approximately $179.8 million of available liquidity comprised of cash on hand and amounts available for borrowing under our $300 million revolving credit facility. Our actual available liquidity may vary from our estimated amount depending on several factors, including fluctuations in inventory and accounts receivable values as well as cash reserves.

and its wholly-owned subsidiary, High Prairie Pipeline, LLC (“High Prairie”). This agreement sets forth a proposed non-binding shipping commitment and equity investment by us in a 150,000 bpd pipeline spanning from McKenzie County, North Dakota to Clearbrook, Minnesota. The pipeline will be constructed and maintained by High Prairie. Our proposed commitment contemplates a ten-year, 50,000 bpd shipping commitment on the High Prairie pipeline at a tariff of $2.49 per barrel (or as otherwise approved by the Federal Energy Regulatory Commission (“FERC”)) and an equity investment in High Prairie proportional to our throughput commitment as a percentage of total commitments on the High Prairie pipeline. Saddle Butte and High Prairie have granted certain exclusivity rights to us with respect to the High Prairie Pipeline project. Upon satisfaction of certain conditions, we have agreed to grant exclusivity rights to Saddle Butte and High Prairie during the negotiation of definitive agreements. There can be no assurance that definitive agreements with Saddle Butte and High Prairie will be reached regarding the proposed shipping commitment and equity investment.

Risk Factors

Investing in our common units involves risks that include the volatility of crude oil and other refinery feedstocks, competition, our partnership structure, the tax characteristics of our common units and other material factors. For a discussion of these risks and other considerations that could negatively affect us, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Our Relationship with ACON Refining and TPG Refining

Following this offering, ACON Refining and TPG Refining will indirectly control and own a substantial majority of the economic interests in Northern Tier Holdings. Following this offering, Northern Tier Holdings will own 100% of our general partner and 82.3% of our units (including 100% of our PIK units).

ACON Investments, L.L.C., an affiliate of ACON Refining, and certain other of its affiliates (“ACON Investments”) manage private equity funds and special purpose investment partnerships. ACON Investments has executed investments in upstream and midstream oil and gas companies as well as in energy infrastructure and energy services. TPG Global LLC (together with its affiliates, “TPG”), an affiliate of TPG Refining, is a leading private investment firm with approximately $51.5 billion of assets under management as of March 31, 2012. TPG has extensive global experience with investments in the energy sector. We believe we will benefit from ACON Investments’ and TPG’s collective experience in the energy industry.

At the closing of this offering, ACON Funds Management L.L.C. (“ACON Management”), an affiliate of ACON Investment, and TPG VI Management, LLC, an affiliate of TPG (“TPG Management”), will receive a one time, aggregate success fee of $7.5 million pursuant to the management services agreement that will terminate in connection with the closing of this offering. The success fee will be divided equally between ACON Management and TPG Management. In addition, ACON Refining and TPG Refining will receive an aggregate distribution of $73.1 million from the net proceeds of this offering.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, which is owned by Northern Tier Holdings. Following this offering, 82.3% of our units (including 100% of our PIK units) will be owned by Northern Tier Holdings. Northern Tier Holdings, as the owner of our general partner, will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, neither our general partner nor its affiliates will receive any management fee, but we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our operations will be conducted through, and our operating assets will be owned by, our wholly owned subsidiary, Northern Tier Energy LLC, and its subsidiaries. All of the employees who conduct our business will be employed by Northern Tier Energy LLC and its subsidiaries. Northern Tier Energy LP does not have any employees.

Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in good faith. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its indirect owners, which include ACON Refining, TPG Refining and certain members of our management team. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its owners, on the other hand. Our partnership agreement limits the liability and reduces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, see “Certain Relationships and Related Person Transactions.”

The IPO Transactions

In connection with the closing of this offering, the following transactions will occur:

•

The settlement agreement with Marathon with respect to the contingent consideration arrangements that we entered into in connection with the Marathon Acquisition will become effective. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparability of Historical Results—Marathon Acquisition and Related Transactions;”

•

Our management services agreement with ACON Management and TPG Management will terminate. See “Certain Relationships and Related Person Transactions—Agreements with Affiliates of Our General Partner—Management Services Agreement;”

•

Northern Tier Holdings LLC will contribute all of its membership interests in Northern Tier Energy LLC to Northern Tier Energy LP in exchange for 57,282,000 common units and 18,383,000 PIK units and the right to receive additional cash or common units as described below;

•

Northern Tier Energy LP will issue 16,250,000 common units to the public, representing a 17.7% limited partner interest in us, and will use the net proceeds from this offering as described under “Use of Proceeds;”

•

Northern Tier Retail Holdings LLC, a wholly-owned subsidiary of Northern Tier Energy LLC that holds all of the ownership interests in Northern Tier Retail LLC and Northern Tier Bakery LLC, through which we conduct our retail business, will elect to be treated as a corporation for federal income tax purposes, subjecting that subsidiary to corporate-level tax; and

•

Northern Tier Energy Holdings LLC, a wholly-owned subsidiary of Northern Tier Energy LP, will elect to be treated as a corporation for federal income tax purposes, subjecting that subsidiary to corporate-level tax. Northern Tier Energy Holdings LLC will not have any independent operations.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,437,500 additional common units. Any net proceeds received from the exercise of this option will be distributed to Northern Tier Holdings. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Northern Tier Holdings at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

We refer to the above transactions as the “IPO Transactions.”

Organizational Structure

The following chart provides a simplified overview of our organizational structure after giving effect to the IPO Transactions (assuming the underwriter’s option to purchase additional common units is not exercised):

(1)	All of the common interests in Northern Tier Holdings are owned by Northern Tier Investors, LLC, a Delaware limited liability company, the sole member of which is Northern Tier Investors LP, a Delaware limited partnership. All of the Class A Common Units in Northern Tier Investors LP are held by ACON Refining (48.75%), TPG Refining (48.75%) and entities in which Mario E. Rodriguez and Hank Kuchta have an ownership interest (2.5%). All of the limited liability company interests in the general partner of Northern Tier Investors LP, NTI GenPar LLC, a Delaware limited liability company, are held equally by ACON Refining and TPG Refining. Marathon will hold a $45 million preferred interest in Northern Tier Holdings. All of our PIK units will initially be owned by Northern Tier Holdings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparability of Historical Results—Marathon Acquisition And Related Transactions.”
(2)

Northern Tier Energy Holdings LLC, which will elect to be treated as a corporation for federal income tax purposes in connection with the closing of this offering, will be a wholly-owned subsidiary of Northern Tier Energy LP and will hold a 0.01% membership interest in Northern Tier Energy LLC.

The Offering

Issuer	Northern Tier Energy LP, a Delaware limited partnership.

Common units offered to the public	16,250,000 common units.

Option to purchase additional common units	We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,437,500 additional common units.

Units outstanding after this offering	73,532,000 common units and 18,383,000 PIK units.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,437,500 additional common units. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Northern Tier Holdings at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Use of proceeds	We expect to receive approximately $288.2 million of net proceeds from the sale of the common units offered by us, based upon the assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount of $20.3 million (or $23.4 million if the underwriters exercise in full their option to purchase additional common units) and estimated offering expenses of $16.5 million. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $15.2 million (assuming no exercise of the underwriters’ option to purchase additional common units).

We intend to use the net proceeds received from this offering and cash-on-hand to:

•	redeem $29 million of our senior secured notes at a redemption price of 103% of the principal amount thereof, for an estimated $30 million;

•

pay $40 million to Marathon, which represents the cash component of a settlement agreement we entered into with Marathon related to a contingent consideration agreement that was entered into at the time of the Marathon Acquisition;

•

pay $92 million to J. Aron & Company, an affiliate of Goldman, Sachs & Co., for losses incurred during the three months ended June 30, 2012 as a result of resetting the price of certain derivative contracts; and

•

distribute approximately $167.2 million to Northern Tier Holdings, of which $92.2 million will be used to redeem Marathon’s existing preferred interest in Northern Tier Holdings and $73.1 million will be distributed to ACON Refining and TPG Refining and $1.9 million will be distributed to entities in which Mario E. Rodriguez and Hank Kuchta have an ownership interest.

For additional information see “Use of Proceeds.”

Any net proceeds received from the exercise of the underwriters’ option to purchase additional common units will be distributed to Northern Tier Holdings.

Distribution policy	We expect within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2012, to make distributions to unitholders of record on the applicable record date. We expect our first distribution will include available cash (as described below) for the period from the closing of this offering through September 30, 2012.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter (including the distributions of additional PIK units on outstanding PIK units) will be in an amount equal to the available cash we generate in such quarter. Distributions on our units will be in cash, but during the PIK period described below, the board of directors of our general partner will cause distributions on the PIK units to be payable by Northern Tier Energy LP in the form of additional PIK units to PIK unitholders of record on the applicable record date as described below. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, accrued but unpaid expenses, reimbursement of expenses incurred by our general partner and its affiliates, debt service and other contractual obligations and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate, including reserves for our turnaround and related expenses.

We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or to otherwise reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. We expect to this offering and the May 2012 equity distribution, as of December 31, 2011 and March 31, 2012, our restricted payments basket under the indenture would have been equal to approximately $169.3 million and $168.8 million, respectively. Our revolving credit facility generally restricts our ability to make cash distributions if (a) we fail to have excess availability under the facility at least equal to the greater of (1) 25% of the lesser of (x) the $300 million commitment amount and (y) the then applicable borrowing base and (2) $37.5 million or (b) we fail to maintain a fixed charge coverage ratio, as defined by the revolving credit facility, after giving pro forma effect to such distributions of at least 1.1 to 1.0.

Based upon our forecasted results, we expect that available cash for the twelve months ending June 30, 2013 will be approximately $245.9 million. The following table sets forth our forecast of available cash on a quarterly basis for the twelve months ending June 30, 2013:

Three Months Ending	Available Cash
(in millions)
September 30, 2012	$92.7
December 31, 2012	73.3
March 31, 2013	57.1
June 30, 2013	22.8

The forecasted available cash as of June 30, 2013 is projected to be unfavorably impacted by a planned turnaround which we currently expect to occur during the second quarter of 2013. We expect that available cash for the three months ending September 30, 2013 will be approximately $61.8 million.

Distribution of the full amount in cash for each period is projected to be permitted under the restricted payments basket of the indenture. See “Distribution Policy and Restrictions on Distributions—Forecasted Available Cash.” Unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast periods.

Consequently, our actual results of operations, cash flows, financial condition and our need for cash reserves during the forecast periods may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to, or elect to, reduce or eliminate our distributions at any time during periods of high prices for refinery feedstocks, such as restrictive covenant contained in such indenture that requires us to meet a specified fixed charge coverage ratio (or similar ratio) in order to make cash distributions shall not be deemed to restrict our ability to pay cash distributions for purposes of our general partner’s determination.

Immediately following the end of the PIK period, each outstanding PIK unit will be automatically converted into a common unit and entitled to receive any distributions in cash. The purpose of this feature is to support the payment of cash distributions to our common unitholders during periods in which we expect that certain of the provisions of the existing notes indenture may restrict the ability of Northern Tier Energy LLC, our operating subsidiary, to distribute cash to us and thus our ability to distribute all available cash in accordance with our distribution policy.

Incentive distribution rights	None.

Subordination period	None.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units, including PIK units, units with rights to distributions or in liquidation that are senior to our common units, and rights to buy units for the consideration and on the terms and conditions determined by the board of directors of our general partner, without the approval of our unitholders. See “Common Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Unitholders will have no right to elect our general partner or our general partner’s directors on an annual or other continuing basis. Our general partner may be removed by a vote of the holders of at least two-thirds of the outstanding units (with holders of the common units and holders of the PIK units voting together as a single class), including any units owned by our general partner and its affiliates (including Northern Tier Holdings). Upon the completion of this offering, Northern Tier Holdings will own an aggregate of approximately 82.3% of our outstanding units (approximately 79.7% if the underwriters exercise their option to purchase additional common units in full). This will give Northern Tier Holdings the ability to prevent removal of our general partner. See “The Partnership Agreement—Voting Rights.”

are forecasting available cash of $92.7 million for the three months ending September 30, 2012 as compared to $22.8 million for the three months ending June 30, 2013. See “Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which may be affected by non-cash items. For example, we may have working capital changes as well as extraordinary capital expenditures and major maintenance expenses in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Capital Spending.” While these items may not affect our profitability in a quarter, they would reduce the amount of cash available for distribution with respect to such quarter. As a result, we may make cash distributions during periods when we report losses and may not make cash distributions during periods when we report net income.

For the year ended December 31, 2011 and the three months ended March 31, 2012, in each case on a pro forma basis, we would not have generated sufficient available cash to have paid the quarterly distributions that we project that we will be able to pay for the twelve months ending June 30, 2013 and for the three months ending September 30, 2013.

We project that we will be able to pay aggregate distributions of $2.65 per unit for the twelve months ending June 30, 2013 and a distribution of $0.65 per unit for the three months ending September 30, 2013. In order to pay these projected distributions, we must generate approximately $245.9 million of available cash in the twelve months ending June 30, 2013 and $61.8 million of available cash in the three months ending September 30, 2013. However, for the years ended December 31, 2011 and March 31, 2012, on a pro forma basis, we would have generated $11.7 million and $9.1 million, respectively, of available cash. The increases in projected available cash compared to the forecasted available cash for the twelve months ending June 30, 2013 is primarily driven by the lower projected realized losses from derivative activities. There can therefore be no assurance that we will generate enough available cash to pay distributions of $2.65 per unit or $0.65 per unit, respectively, or any distribution at all, with respect to the twelve months ending June 30, 2013 and the three months ending September 30, 2013, or any future period. We have a limited operating history upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. For a description of the price assumptions upon which we have based our projected per unit distribution for the twelve months ending June 30, 2013 and the three months ending September 30, 2013, see “Distribution Policy and Restrictions on Distributions—Assumptions and Considerations.”

The board of directors of our general partner may modify or revoke our distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a distribution policy pursuant to which we will distribute an amount equal to the available cash we generate each quarter. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. See “Distribution Policy and Restrictions on Distributions.”

Our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our public unitholders. Our general partner partner is not obligated to obtain a fairness opinion regarding the value of the units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional units and then exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Call Right.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by Northern Tier Holdings as the direct owner of the general partner and not by our common unitholders. Unlike publicly traded corporations, we will not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they will have no practical ability to remove our general partner. These limitations could adversely affect the price at which the common units will trade.

Our public unitholders will not have sufficient voting power to remove our general partner without Northern Tier Holdings’ consent.

Our general partner may only be removed by a vote of the holders of at least two-thirds of the outstanding units, including any units owned by our general partner and its affiliates (including Northern Tier Holdings). Following the closing of this offering, Northern Tier Holdings will own approximately 82.3% of our units (or approximately 79.7% of our units if the underwriters exercise their option to purchase additional common units in full), which means holders of common units purchased in this offering will not be able to remove the general partner, under any circumstances, unless Northern Tier Holdings sells some of the units that it owns or we sell additional units to the public.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on our outstanding units, we will reimburse our general partner for all expenses it incurs on our behalf including, without limitation, salary, bonus, incentive compensation and other amounts paid to its employees and executive officers who perform services for us. There are no limits contained in our partnership agreement on the amounts or types of expenses for which our general partner and its affiliates may be reimbursed. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make internal control over financial reporting are complex and require significant documentation, testing and possible remediation. During the course of its testing, our management may identify material weaknesses, which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our auditors identify material weaknesses in our internal control, investor confidence in our financial results may weaken, and the price of our common units may suffer.

You will incur immediate and substantial dilution in net tangible book value per common unit.

The initial public offering price of our common units is substantially higher than the pro forma net tangible book value of our outstanding units. As a result, if you purchase common units in this offering, you will incur immediate and substantial dilution in the amount of $17.72 per common unit. See “Dilution.”

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. For example, we will issue additional PIK units, in lieu of making cash distributions, to the holders of the PIK units during the PIK period. In addition, at the end of the PIK period, the PIK units will convert into common units. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit will decrease;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance of equity interests by our subsidiary, which may effectively rank senior to the common units.

Our general partner may redeem, retire, repurchase or otherwise refinance the senior secured notes or otherwise amend the indenture in a manner that terminates the PIK period, and may cause us to repurchase PIK units at any time with the approval of the conflicts committee.

At any time, our general partner may, in its sole discretion and on terms determined in its sole discretion, redeem, retire, repurchase or otherwise refinance the senior secured notes resulting in the termination of the PIK period. Following the termination of the PIK period, distributions in respect of any outstanding PIK units will be paid in cash (and any PIK units will automatically convert into an equal number of common units). Under our partnership agreement, such a decision will explicitly be deemed not to be a violation of the fiduciary duties that might otherwise be owed by our general partner to our unitholders. At any time, our general partner may also amend the indenture in a manner that terminates the PIK period. The redemption, retirement, repurchase or refinancing of the senior secured notes or any amendment to the indenture may be at a substantial expense to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Our Indebtedness—Senior Secured Notes” for a discussion of our ability to redeem the senior secured notes and the redemption price related thereto.

Additionally, our general partner may cause us or our subsidiaries to purchase PIK units at any time during the PIK period, so long as such purchase is approved by the conflicts committee of the board of directors of our general partner. Our public unitholders will not be entitled to vote on any such purchase of PIK units from affiliates of our general partner or otherwise.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

There will be 91,915,000 units outstanding following this offering. 16,250,000 common units are being sold to the public in this offering (or 18,687,500 common units if the underwriters exercise their option to purchase additional common units in full) and an aggregate of 75,665,000 common and PIK units will be owned by Northern Tier Holdings (or an aggregate of 73,227,500 common and PIK units if the underwriters exercise their option to purchase additional common units in full). The common units sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In addition, we are party to a registration rights agreement with Northern Tier Holdings and certain of its indirect owners pursuant to which we may be required to register the sale of the units they hold under the Securities Act and applicable state securities laws.

In connection with this offering, we, Northern Tier Holdings, our general partner and our general partner’s directors and executive officers will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any of our units until 180 days from the date of this prospectus, subject to extension in certain circumstances. Following termination of these lockup agreements, all units held by Northern Tier Holdings, our general partner and our general partner’s directors and executive officers will be freely tradable under Rule 144, subject to the volume and other limitations of Rule 144. See “Common Units Eligible for Future Sale.”

We will incur increased costs as a result of being a publicly traded partnership.

As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules implemented by the SEC and the NYSE, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to pay distributions to our unitholders, we must first pay our expenses, including the costs of being a public company and other operating expenses. As a result, the amount of cash we have available for distribution to our unitholders will be affected by our expenses, including the costs associated with being a publicly traded partnership. We estimate that we will incur approximately $3.5 million of estimated incremental costs per year, some of which will be direct charges associated with being a publicly traded partnership and some of which will be allocated to us by our general partner and its affiliates; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We expect these requirements will increase our legal and financial compliance costs and make compliance activities more time-consuming and costly. For example, as a result of becoming a

USE OF PROCEEDS

We expect to receive approximately $288.2 million of net proceeds from the sale of the common units offered by us, based upon the assumed initial public offering price of $20.00 per unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount of approximately $20.3 million (or approximately $23.4 million if the underwriters exercise in full their option to purchase additional common units) and estimated offering expenses of $16.5 million (including a $7.5 million fee payable to ACON Management and TPG Management pursuant to a management services agreement entered into at the time of the Marathon Acquisition). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $15.2 million (assuming no exercise of the underwriters’ option to purchase additional common units).

We intend to use the net proceeds and cash-on-hand to:

•	redeem $29 million of our senior secured notes at a redemption price of 103% of the principal amount thereof, for an estimated $30 million;

•

pay $40 million to Marathon, which represents the cash component of a settlement agreement we entered into with Marathon related to a contingent consideration agreement that was entered into at the time of the Marathon Acquisition;

•

pay $92 million to J. Aron & Company, an affiliate of Goldman, Sachs & Co., for losses incurred during the three months ended June 30, 2012 as a result of resetting the price of certain derivative contracts; and

•

distribute approximately $167.2 million to Northern Tier Holdings, of which $92.2 million will be used to redeem Marathon’s existing preferred interest in Northern Tier Holdings and $73.1 million will be distributed to ACON Refining and TPG Refining and $1.9 million will be distributed to entities in which Mario E. Rodriguez and Hank Kuchta have an ownership interest.

The senior secured notes were issued in December 2010 in connection with the consummation of the Marathon Acquisition. The senior secured notes mature in December 2017 and bear an annual interest rate of 10.5%. $261 million of our senior secured notes will remain outstanding after the application of proceeds from this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Our Indebtedness—Senior Secured Notes.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,437,500 additional common units. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Northern Tier Holdings at the expiration of the option period. Any net proceeds received from the exercise of the underwriters’ option to purchase additional common units will be distributed to Northern Tier Holdings.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of March 31, 2012:

•	on an actual basis for Northern Tier Energy LLC; and

•	on an as adjusted basis for Northern Tier Energy LP, after giving effect to this offering, the use of proceeds and the other transactions described in “Prospectus Summary—The IPO Transactions.”

You should read the following table in conjunction with “Prospectus Summary—The IPO Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2012
	Northern Tier Energy LLC	Northern Tier Energy LP
	Actual	As adjusted
	(in millions)
Cash and cash equivalents(1)	$64.1	$23.1

Long-term debt, including current maturities:
Senior secured notes	$290.0	$261.0
Revolving credit facility(2)	—	—
Lease financing obligation(3)	11.9	11.9

Total long-term debt, including current maturities	301.9	272.9

Member’s/Partners’ interest:
Member’s/partners’ interest(4)	119.0	—
Common units: none issued and outstanding; 73,532,000 issued and outstanding, pro forma	—	196.3
PIK units: none issued and outstanding; 18,383,000 issued and outstanding, pro forma	—	49.1

Total member’s/partners’ interest	119.0	245.4

Total capitalization	$420.9	$518.3

(1)	As of June 30, 2012, cash and cash equivalents were approximately $170 million.
(2)	As of June 30, 2012, we had no borrowings outstanding under our revolving credit facility and had approximately $62 million in outstanding letters of credit.
(3)	Relates to specific properties that did not qualify for operating lease treatment under the sale leaseback of 135 SuperAmerica convenience stores with Realty Income, a third party equity real estate investment trust.
(4)	On May 22, 2012 we paid an equity distribution to Northern Tier Holdings in the amount of $40 million.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2012, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $210.0 million, or $2.28 per unit. Net tangible book value excludes $35.4 million of net intangible assets. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per unit		$20.00
Pro forma net tangible book value per unit before the offering(1)	$1.10
Increase in net tangible book value per unit attributable to purchasers in the offering	1.18

Less: Pro forma net tangible book value per unit after the offering(2)		$2.28

Immediate dilution in net tangible book value per unit to purchasers in the offering(3)		$17.72

(1)	Determined by dividing the net tangible book value of the contributed assets and liabilities by the total number of units (57,282,000 common units and 18,383,000 PIK units) to be issued to Northern Tier Holdings.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering by the total number of units (73,532,000 common units and 18,383,000 PIK units) to be outstanding after the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per unit would equal $18.55 and $16.88, respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Northern Tier Holdings and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus ($ amounts in millions):

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
Northern Tier Holdings(1)(2)	75,665,000	82.3%	$119.0	26.8%
Purchasers in this offering(2)	16,250,000	17.7%	325.0	73.2%

Total	91,915,000	100.0%	$444.0	100.0%

(1)	The assets contributed by Northern Tier Holdings were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by Northern Tier Holdings, as of March 31, 2012, equals parent net investment, which was $119 million and is not affected by this offering.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.

secured notes restricts us from making cash distributions unless our fixed charge coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 after giving pro forma effect to such distributions and such cash distributions do not exceed an amount equal to the aggregate net proceeds received by us (either as a result of capital contributions or from the sale of equity or certain debt securities) plus 50% of our consolidated net income (or less 100% of consolidated net loss), which is defined to exclude certain non-cash charges, such as net unrealized gains or losses from hedging obligations and impairment charges, accrued on a cumulative basis, plus certain other items. Our revolving credit facility generally restricts our ability to make cash distributions if (a) we fail to have excess availability under the facility at least equal to the greater of (1) 25% of the lesser of (x) the $300 million commitment amount and (y) the then applicable borrowing base and (2) $37.5 million or (b) we fail to maintain a fixed charge coverage ratio, as defined in the revolving credit facility, after giving pro forma effect to such distributions of at least 1.1 to 1.0.

•

As of December 31, 2011 and March 31, 2012 (and thus before giving effect to a $40.0 million equity distribution to Northern Tier Holdings in May 2012), our restricted payments basket under the indenture was equal to approximately $58.9 million and $58.3 million, respectively. On a pro forma basis for this offering and the May 2012 equity distribution, as of December 31, 2011 and March 31, 2012, our restricted payments basket under the indenture would have been equal to approximately $169.3 million and $168.8 million, respectively. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Our Indebtedness.” Should we be unable to satisfy the restrictions described above or if we are otherwise in default under our revolving credit facility or the indenture, we may be required to reduce or eliminate cash distributions to you notwithstanding our distribution policy.

•

Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase quarterly distributions over time. Furthermore, none of our limited partner interests will be subordinate in right of distributions to the common units sold in this offering.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash distributions to our unitholders. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distributions on our units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash to pay distributions to our unitholders.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including but not limited to decreases in sales or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures, disruptions in the operations of our refinery or anticipated cash needs. See “Risk Factors” for information regarding these factors.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

We have a limited operating history upon which to rely in evaluating our ability to make distributions on our common units. While we believe, based on our financial forecast and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution in cash on all of our units for the twelve months ending June 30, 2013 and for the three months ending September 30, 2013, we may be unable to pay the forecasted distribution or any amount on our units.

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after, among other things, the establishment of cash reserves and payment of our expenses. Therefore, our growth, if any, may not be comparable to those businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, any future growth may be slower than our historical growth. We expect that we will rely upon external financing sources in large part, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our distribution policy could significantly impair our ability to grow.

Unaudited Pro Forma Available Cash

The following table illustrates, on a pro forma basis for the year ended December 31, 2011 and for the twelve months ended March 31, 2012, our available cash assuming that the IPO Transactions had occurred as of January 1, 2011.

If we had completed the IPO Transactions on January 1, 2011, our unaudited pro forma available cash for the year ended December 31, 2011 and the twelve months ended March 31, 2012 would have been $11.7 million and $9.1 million, respectively. This amount would have enabled us to make an annualized distribution of approximately $0.12 and $0.09 per unit on all of our outstanding units for the year ended December 31, 2011 and the twelve months ended March 31, 2012, respectively (assuming that distributions on the PIK units are made in cash and not in additional PIK units). Our pro forma available cash for the year ended December 31, 2011 and the twelve months ended March 31, 2012 includes a realized loss from derivative activities of $310.3 million and $311.0 million, respectively. The hedge positions resulting in this realized loss were established at the time of the Marathon Acquisition. Our plan going forward is to hedge a lesser amount of production than we hedged at the time of the acquisition. Consequently, we plan to increase our exposure to the gross refining margins that we would realize at our refinery on an unhedged basis.

Available cash is a cash accounting concept, while our consolidated financial statements have been prepared on an accrual basis. The amount of pro forma available cash should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed and completed the IPO Transactions in earlier periods.

	Year Ended December 31, 2011	Twelve Months Ended March 31, 2012
	(in millions except per unit and ratio data)
Adjusted EBITDA(a)	$430.7	$429.0
Adjustments to reconcile Adjusted EBITDA to pro forma available cash:
Less:
Pro forma incremental general and administrative expenses(b)	3.5	3.5
Pro forma income tax paid(c)	5.7	6.6
Cash interest paid	37.9	38.0
Minnesota Pipeline proportionate EBITDA	2.8	2.6
Actual turnaround and related expenses	22.6	22.8
Maintenance capital expenditures	45.9	45.3
Turnaround and related expenses reserve(d)	18.0	18.0
Realized losses on derivative activities	310.3	311.0
Plus:
Pro forma interest expense(e)	3.0	3.0
Pro forma management fee(f)	2.1	2.1
Use of cash reserves or borrowings to fund actual turnaround and related expenses	22.6	22.8

Pro forma available cash	$11.7	$9.1

Actual and implied cash distributions based on pro forma available cash(g):
Aggregate pro forma available cash per unit	$0.12	$0.09
Cash distributions to common unitholders	$9.4	$7.3
Available cash attributable to PIK units(h)	$2.3	$1.8

Indenture(i):
Restricted payments basket(j)	$58.9	$58.3
Fixed charge coverage ratio	3.3x	3.0x
Revolving credit facility:
Fixed charge coverage ratio(k)	1.2x	1.1x

(a)	For a definition of Adjusted EBITDA, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial and Other Data.”
(b)	Represents an adjustment for estimated incremental general and administrative expenses that we expect we will incur as a publicly traded partnership, including costs associated with SEC reporting requirements, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.
(c)	Represents the estimated income tax provision resulting from Northern Tier Retail Holdings LLC, our subsidiary that conducts our retail business, and Northern Tier Energy Holdings LLC electing to be treated as corporations for federal income tax purposes.
(d)	Represents a reserve of cash to fund expenditures associated with scheduled turnarounds of our refinery. We estimate total turnaround and related expenses at our St. Paul Park refinery of approximately $110 million over a six-year turnaround cycle. Therefore, we estimate reserving approximately $18 million of available cash per year for turnaround and related expenses.

(e)	Reflects the reduction in interest expense related to the redemption of $29 million of our senior secured notes with a portion of the proceeds of this offering.
(f)	Represents the reduction in management fees paid to ACON Management and TPG Management pursuant to the management services agreement which will terminate in connection with the closing of this offering. At the closing of this offering, ACON Management and TPG Management will receive a success fee of $7.5 million pursuant to the management services agreement. See “Certain Relationships and Related Person Transactions—Agreements with Affiliates of Our General Partner—Management Services Agreement.”
(g)	Based on 73,532,000 common units and 18,383,000 PIK units outstanding and assumes no dilution with respect to distributions of additional PIK units on outstanding PIK units for each quarter in the period presented.
(h)	Available cash represented by distributions of additional PIK units on outstanding PIK units for any quarter is to be retained for general partnership purposes.
(i)	Subject to certain exceptions, the restricted payment covenant under the indenture governing our senior secured notes restricts us from making cash distributions unless our fixed charge coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 and such cash distributions do not exceed an amount equal to the aggregate net proceeds received by us (either as a result of capital contributions or from the sale of equity or certain debt securities) plus 50% of our consolidated net income (or less 100% of consolidated net loss) accrued on a cumulative basis plus certain other items.
(j)	Represents the amount of the restricted payments basket before giving effect to the reduction in the basket as a result of the distributions assumed to be paid in respect of the common units as contemplated above.
(k)	Our revolving credit facility generally restricts our ability to make cash distributions if (a) we fail to have excess availability under the facility at least equal to the greater of (1) 25% of the lesser of (x) the $300 million commitment amount and (y) the then applicable borrowing base and (2) $37.5 million or (b) we fail to maintain a fixed charge coverage ratio, as defined in the revolving credit facility, after giving pro forma effect to such distributions of at least 1.1 to 1.0.

Forecasted Available Cash

We do not as a matter of course make projections as to future sales, earnings or other results. However, we have prepared the prospective financial information set forth below for the twelve months ending June 30, 2013 and the three months ending September 30, 2013 to supplement the historical consolidated financial information included elsewhere in this prospectus. The table presents our expectations regarding our ability to generate $245.9 million of available cash for the twelve months ending June 30, 2013 and $61.8 million for the three months ending September 30, 2013. These expectations of available cash do not include any incremental capital expenditures or available cash generated as a result of the proposed pipeline initiative described in “Prospectus Summary—Recent Developments—Proposed Pipeline Initiative” and “Business—Recent Developments—Proposed Pipeline Initiative” or the execution of any other growth projects. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither PricewaterhouseCoopers LLP nor any other independent accountants, has examined, compiled, or performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an

	For the Three Months Ending								For the Twelve Months Ending June 30, 2013		For the Three Months Ending September 30, 2013
	September 30, 2012		December 31, 2012		March 31, 2013		June 30, 2013
	(dollars in millions except per unit data)
Net earnings	$94.8		$74.7		$47.8		$(11.2)		$206.1		$69.7

Adjustments to reconcile net earnings to Adjusted EBITDA:
Interest expense	9.0		8.9		8.9		8.8		35.6		8.9
Depreciation & amortization	8.0		8.0		8.8		8.8		33.6		8.8
Income tax provision	1.7		0.9		0.6		1.6		4.8		1.7

EBITDA subtotal	$113.5		$92.5		$66.1		$8.0		$280.1		$89.1

Minnesota Pipeline proportionate EBITDA	0.7		0.7		0.7		0.7		2.8		0.7
Turnaround and related expenses	5.5		2.7		10.0		40.0		58.2		–
Stock based compensation	0.6		0.6		0.6		0.6		2.4		0.6
Unrealized gains from derivative activities	1.1		1.4		2.3		3.4		8.2		2.2
Realized losses from derivative activities	(1.1)		(1.4)		(2.3)		(3.4)		(8.2)		(2.2)

Adjusted EBITDA(a)	$120.3		$96.5		$77.4		$49.3		$343.5		$90.4

Adjustments to reconcile Adjusted EBITDA to available cash:
Less:
Cash interest paid	7.9		7.8		7.8		7.7		31.2		7.8
Income tax provision	1.7		0.9		0.6		1.6		4.8		1.7
Minnesota Pipeline proportionate EBITDA	0.7		0.7		0.7		0.7		2.8		0.7
Actual turnaround and related expenses	5.5		2.7		10.0		40.0		58.2		–
Maintenance capital expenditures	11.7		7.9		4.4		8.6		32.6		11.7
Turnaround and related expenses reserve	4.5		4.5		4.5		4.5		18.0		4.5
Realized losses from derivative activities	1.1		1.4		2.3		3.4		8.2		2.2
Plus:
Use of cash reserves or borrowings to fund actual turnaround and related expenses	5.5		2.7		10.0		40.0		58.2		–

Available cash	$92.7		$73.3		$57.1		$22.8		$245.9		$61.8

Actual and implied cash distributions based on available cash(b):
Available cash per unit	$1.01		$0.79		$0.61		$0.24		$2.65		$0.65
Cash distributions to common unitholders	74.1		58.1		44.9		17.8		194.9		48.1
Available cash attributable to PIK units(c)	18.6		15.2		12.2		5.0		51.0		13.7
Common units outstanding as of the distribution date for the period presented (in millions)	73.5		73.5		73.5		73.5		73.5		73.5
PIK units outstanding as of the distribution date for period presented (in millions)	19.3		20.1		20.7		20.9		20.9		21.6

Sensitivity Analysis:
Changes in available cash if:
$1/bbl increase in Group 3 3:2:1 crack spread	$5.9		$6.2		$6.2		$3.9		$22.2		$5.9
Impact of $1/bbl market price increase on derivative contracts(d)	(3.5)		(3.7)		(1.3)		(1.3)		(9.8)		(1.3)
$1/bbl increase in crude oil differential	6.8		6.8		6.7		4.5		24.8		6.8
1,000 bpd increase in throughput	2.1		2.0		1.9		1.1		7.1		1.7
Indenture:
Restricted payments basket	$151.7		$112.2		$97.8		$74.4		$74.4		$71.2
Fixed charge coverage ratio	6.9	x	8.0	x	9.5	x	6.5	x	6.5	x	7.2	x
Revolving credit facility:
Fixed charge coverage ratio	3.4	x	2.5	x	2.2	x	1.4	x	1.4	x	1.4	x

(a)	For a definition of Adjusted EBITDA, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial and Other Data.”
(b)	Based on 73,532,000 common units and 18,383,000 PIK units outstanding. For each distribution, the number of outstanding units is increased to reflect the additional PIK units issued to the holders of PIK units in respect of the prior quarter’s distribution, assuming a constant price per common unit of $20.00 (the mid-point of the range set forth on the cover page of this prospectus).
(c)	Available cash attributable to PIK units represents the amount of cash that would have been distributed to holders of PIK units if such units were entitled to receive their distributions in cash during the forecast period.
(d)	We have approximately 9.8 million barrels of gasoline and diesel hedged through June 30, 2013 at a weighted average gross margin of $20.75/bbl.

HOW WE MAKE DISTRIBUTIONS

General

We expect within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2012, to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Method of Distributions

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be in an amount equal to the available cash we generate in such quarter. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distributions or to otherwise reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on our units in any quarter. We do not have a legal obligation to pay distributions, and the amount of distributions paid under our policy and the decision to make any distribution will be determined by the board of directors of our general partner.

Partnership Interests

At the closing of this offering, we will have outstanding a non-economic general partner interest, common units and PIK units.

Common Units

At the closing of this offering, we will have 73,532,000 common units outstanding. Each common unit will be entitled to receive cash distributions. Common units will not accrue arrearages.

PIK Units

At the closing of this offering, we will have 18,383,000 PIK units outstanding. Northern Tier Holdings will initially own all of our PIK units. During the PIK period, the board of directors of our general partner will cause distributions in respect of our PIK units to be payable by Northern Tier Energy LP in additional PIK units to PIK unitholders of record on the applicable record date. The number of PIK units that will be distributed on a PIK unit in lieu of a quarterly cash distribution will equal a fraction, the numerator of which is the amount of the cash distribution paid on a common units and the denominator of which is the volume-weighted average price of a common unit for the 10 trading days immediately preceding the ex-dividend date for the associated distribution in respect of a common unit. This calculation is intended to provide the holders of PIK units with a number of PIK units equal in value on a per unit basis to the cash being simultaneously distributed to common unitholders. While the PIK units will not receive cash distributions during the PIK period, the distribution of additional PIK units in lieu of cash distributions may substantially increase the number of units outstanding and the amount of cash required on a quarterly and annual basis to pay distributions on all units. The effect of paying distributions of additional PIK units on PIK units, which we refer to as distributions in kind or distributions of equity, is as if we had paid cash distributions on those PIK units, and the holders of those PIK units had in turn recontributed that cash to us in exchange for additional PIK units. In order to make distributions in kind on these securities, we will have to have sufficient available cash to have paid them in cash and must pay a simultaneous cash distribution to the holders of our common units.

tax provision related to the recognition of deferred taxes equal to the tax effect of the difference between the book and tax basis of the assets of these subsidiaries and liabilities as of the effective date of the election. Assuming we had completed the conversion as of March 31, 2012, the amount of the deferred tax provision would have been approximately $9.6 million.

•

In 2010, we entered into a management services agreement with ACON Management and TPG Management pursuant to which they provided us with ongoing management, advisory and consulting services in exchange for management fees. This management services agreement will terminate in connection with the closing of this offering. See “Certain Relationships and Related Person Transactions—Agreements with Affiliates of Our General Partner—Management Services Agreement.”

Major Influences on Results of Operations

Refining

Our earnings and cash flows from our refining business segment are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. Refining is primarily a margin-based business, and in order to increase profitability, it is important for the refinery to maximize the yields of high value finished products and to minimize the costs of feedstock and operating expenses. Feedstocks are petroleum products, such as crude oil and natural gas liquids that are processed and blended into refined products. The cost to acquire feedstocks and the price for which refined products are ultimately sold depend on several factors, many of which are beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products, which depend on changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, availability of and access to transportation infrastructure, the availability of imports, the marketing of competitive fuel, and the extent of government regulation, among other factors.

Feedstock and refined product prices are also affected by other factors, such as product pipeline capacity, local market conditions and the operating levels of competing refineries. Crude oil costs and the prices of refined products have historically been subject to wide fluctuations. An expansion or upgrade of our competitors’ facilities, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a negative impact on product margins. Moreover, the refining industry typically experiences seasonal fluctuations in demand for refined products, such as increases in the demand for gasoline during the summer driving season and for home heating oil during the winter, primarily in the Northeast. In addition to current market conditions, there are long-term factors that may impact the demand for refined products. These factors include mandated renewable fuels standards, proposed climate change laws and regulations, and increased mileage standards for vehicles.

In order to assess our operating performance, we compare our refinery gross product margin against an industry refining margin benchmark. The industry refining margin benchmark we use is referred to as Group 3 3:2:1 crack spread, which is calculated by assuming that three barrels of benchmark light sweet crude oil is converted into two barrels of reformulated gasoline and one barrel of ultra low sulfur diesel. Because we calculate the benchmark refining margin using the market value of PADD II Group 3 conventional gasoline and ultra low -sulfur diesel against the market value of NYMEX WTI, we refer to the benchmark as the Group 3 3:2:1 crack spread. The Group 3 3:2:1 crack spread is expressed in dollars per barrel and is a proxy for the per barrel margin that a sweet crude oil refinery would earn assuming it produced and sold at PADD II Group 3 prices the benchmark production of gasoline and ultra low sulfur diesel.

The indenture governing our senior secured notes and our revolving credit facility may substantially restrict our ability to make distributions to our unitholders. Subject to certain exceptions, the restricted payment covenant under the indenture governing our senior secured notes restricts us from making cash distributions unless our fixed charge coverage ratio is at least 2.0 to 1.0 after giving pro forma effect to such distributions and such cash distributions do not exceed an amount equal to the aggregate net proceeds received by us (either as a result of capital contributions or from the sale of equity or certain debt securities) plus 50% of our consolidated net income (or less 100% of consolidated net loss), which is defined to exclude certain non-cash charges, such as net unrealized gains or losses from hedging obligations and impairment charges, accrued on a cumulative basis, plus certain other items. Our revolving credit facility generally restricts our ability to make cash distributions if (a) we fail to have excess availability under the facility at least equal to the greater of (1) 25% of the lesser of (x) the $300 million commitment amount and (y) the then applicable borrowing base and (2) $37.5 million or (b) we fail to maintain a fixed charge coverage ratio after giving pro forma effect to such distributions of at least 1.1 to 1.0.

As of December 31, 2011 and March 31, 2012 (and thus before giving effect to the $40.0 million equity distribution paid to Northern Tier Holdings in May 2012), our restricted payments basket under the indenture was equal to approximately $58.9 million and $58.3 million, respectively. On a pro forma basis for this offering and the May 2012 equity distribution, as of December 31, 2011 and March 31, 2012, our restricted payments basket under the indenture would have been equal to approximately $169.3 million and $168.8 million, respectively.

We may use a variety of derivative instruments to enhance the stability of our cash flows. In general, we may attempt to mitigate risks related to the variability of our future cash flow and profitability resulting from changes in applicable commodity prices or interest rates so that we can maintain cash flows sufficient to meet debt service, required capital expenditures and similar requirements. See “—Quantitative and Qualitative Disclosures About Market Risk.” During the first quarter of 2012, we agreed to settle a portion of our existing derivative instruments ahead of their respective expiration dates and recognized a $44.6 million loss related to the early extinguishment. The cash payments for the settlement of these derivative instruments have been deferred and will begin to come due in December 2012. As of March 31, 2012, $7.9 million of this liability is included in current liabilities and $36.7 million is included in non-current liabilities with the final amount to be paid in December 2013.

equal the amount of available cash (as described in “Distribution Policy and Restrictions on Distributions”) we generate each quarter. We do not intend to maintain excess distribution coverage in order to stabilize our quarterly distributions or to otherwise reserve cash for future distribution rights. In addition, our general partner has a non-economic interest and no incentive distribution rights, and accordingly, our unitholders will receive 100% of our cash distributions. See “Distribution Policy and Restrictions on Distributions.”

•	Focus on Growth Opportunities. We intend to pursue opportunities to grow our business both organically and through acquisitions within the refining, logistics and retail marketing industries.

•

Organic Growth Projects.    We plan to continue to make investments to enhance the operating flexibility of our refinery, to improve our crude oil sourcing advantage and to grow our retail business. We intend to pursue organic growth projects at the refinery to improve the yield of light products we produce and the efficiency of our operations, which we believe should improve profitability. We also plan to make investments in logistics operations, including trucking, terminal and pipeline facilities, to enhance our crude oil sourcing flexibility and to reduce related crude oil purchasing and delivery costs. We also intend to invest in the growth of our retail business with the ultimate objective of having a dedicated outlet for all of our refinery’s gasoline production. We believe that this retail strategy should allow our refinery to reduce its reliance on the wholesale market, improve the capacity utilization of our refinery and increase our profitability.

•

Evaluate Accretive Acquisition Opportunities.    We will selectively pursue accretive acquisitions within our refining and retail business segments, both in our existing areas of operations as well as in new geographic regions that would diversify our operating footprint. In evaluating acquisitions within the refining industry, we will consider, among other factors, sustainable financial performance of the targeted assets through the refining cycle, access to advantageous sources of crude oil supplies, attractive demand and supply market fundamentals, access to distribution and logistics infrastructure, and potential operating synergies.

•

Focus on Optimizing Crude Oil Supply.    We are focused on optimizing our crude oil purchases for our refining operations and minimizing our crude oil feedstock costs. Our strategic location and the refinery’s complexity allow us to receive and process a variety of light, heavy, sweet and sour crude oils from Western Canada and the United States, many of which have historically priced at a discount to the NYMEX WTI price benchmark.

•

Maintain Significant Liquidity in Our Business.    We benefit from a number of sources of liquidity that provide us with financial flexibility during periods of volatile commodity prices, including cash on hand, our $300 million revolving credit facility, trade credit from our crude oil supplies and other mechanisms. For example, in December 2010, we entered into a crude oil supply and logistics agreement with JPM CCC, which was amended in March 2012, to supply our refinery’s crude oil feedstock requirements, which helps reduce the amount of working capital required in our refinery operations. We manage our operations prudently with a focus on maintaining sufficient liquidity to meet unforeseen capital needs. On a pro forma basis for this offering, as of March 31, 2012, we estimate that we would have had approximately $179.8 million of available liquidity comprised of cash on hand and amounts available for borrowing under our $300 million revolving credit facility. Our actual available liquidity may vary from our estimated amount depending on several factors, including fluctuations in inventory and accounts receivable values as well as cash reserves.

•

Selectively Engage in Hedging Activities to Ensure Sufficient Cash Flows to Service Our Fixed Obligations. We plan to systematically evaluate the merits of entering into commodity derivatives contracts to hedge our refining margins with respect to a portion of our gasoline and diesel production. We will engage in these activities with the purpose of ensuring that we have

Other Benefits

We provide our employees, including our named executive officers, with health and welfare benefits, as well as certain retirement plans. We currently maintain a plan intended to qualify under section 401(k) of the Code, where employees are allowed to contribute portions of their base compensation into a retirement account. We provide a matching contribution in amounts up to 7.0% of the employees’ eligible compensation, and an additional 2.0% non-elective annual contribution that will not vest until the end of a three-year period of service. The amounts that we contributed to each named executive officer’s account for the 2011 year are reflected in the Summary Compensation Table below.

We adopted a cash balance retirement plan for our employees in November 2011, which is a defined benefit pension plan. Plan benefits are 5% of eligible annual compensation, plus a specified interest credit. Participant account balances are subject to a three-year cliff vesting schedule. The first contribution to the cash balance plan trust was made in December 2011, and we intend to make required contributions during or before the third quarter in 2012. Named executive officer account balances at the end of 2011 are listed in the Pension Benefits table.

We believe that our named executive officers should operate under substantially similar conditions as our employees generally, thus we do not generally provide perquisites to our named executive officers.

Other Compensation Items

Unit Ownership Guidelines and Hedging Policies.    We do not currently have any unit ownership guidelines or hedging policies in place at this time, although we expect that our compensation committee will consider this issue in the near future.

Clawback Policies.    If required by the Sarbanes-Oxley Act of 2002 and/or by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any incentive or equity-based award provided to one of our employees shall be conditioned on repayment or forfeiture in accordance with applicable law, any company policy, and any relevant provisions in the applicable award agreement.

2012 Long-Term Incentive Plan

In order to incentivize our management following the completion of this offering to continue to grow our business, our general partner intends to adopt a new long-term incentive plan, the Northern Tier Energy LP 2012 Long Term Incentive Plan (the “2012 LTIP”), prior to the effective date of this public offering, for the benefit of employees and directors of us, our general partner and each of the affiliates of us and our general partner, who perform services for us. Each of the named executive officers will be eligible to participate in the 2012 LTIP. The 2012 LTIP will provide us with the flexibility to grant unit options, restricted units, unit awards phantom units, unit appreciation rights, cash awards, distribution equivalent rights, substitute awards, and other unit-based awards, or any combination of the foregoing. These awards are intended to align the interests of plan participants (including the named executive officers) with those of our unitholders and to give plan participants the opportunity to share in our long-term performance. At the time of this filing we have not granted any awards under the 2012 LTIP or made any decisions about specific grants to our named executive officers.

Units Reserved Under the Plan

The 2012 LTIP will initially limit the number of common units that may be delivered pursuant to vested awards to 9,191,500 common units. Units cancelled, forfeited settled in cash, exercised or otherwise terminated or expired without actual delivery of units (the grant of restricted units it not delivery under the 2012 LTIP) will be available for delivery pursuant to other awards (including units not delivered in

The table below shows our best estimate of the amount of payments and benefits that each of the named executive officers would receive upon a termination of employment or a change in control if that event had occurred on December 31, 2011. Amounts payable upon any event will not be determinable until the actual occurrence of any particular event. Estimates below do not include the value of any Accrued Rights, vacation, sick or holiday pay, as all such amounts have been assumed to be paid current at the time of the event in question.

Executive	Termination of Employment due to Our Non-Renewal of Employment Agreement ($)	Termination of Employment for Cause ($)	Termination of Employment without Cause or for Good Reason ($)	Termination of Employment for Disability ($)(5)	Termination of Employment for Death ($)(6)	Termination of Employment without Cause or Good Reason within a Two Year Period of a Change in Control (7)($)	MoM Event ($)
Mario Rodriguez
Base Salary and Bonus(1)	1,300,000	N/A	1,300,000	250,000	1,300,000	1,300,000	N/A
Continued Medical(2)	N/A	N/A	15,716	15,716	N/A	15,716	N/A
Accelerated Equity(3)	N/A	N/A	N/A	4,743,432	4,743,432	18,973,726	18,973,726
Total	1,300,000		1,315,716	5,009,148	6,043,432	20,289,442	18,973,726

Hank Kuchta
Base Salary and Bonus(1)	1,170,000	N/A	1,170,000	225,000	900,000	1,170,000	N/A
Continued Medical(2)	N/A	N/A	0	0	N/A	0	N/A
Accelerated Equity(3)	N/A	N/A	N/A	3,881,724	3,881,724	15,526,897	15,526,897
Total	1,170,000		1,170,000	4,106,724	4,781,724	16,696,897	15,526,897

David Bonczek
Base Salary(4)	N/A	N/A	135,000	135,000	0	135,000	N/A
Accelerated Equity(3)	N/A	N/A	N/A	322,225	322,225	1,611,124	1,611,124
Total			135,000	457,225	322,225	1,746,124	1,611,124

Greg Mullins
Base Salary	N/A	N/A	N/A	137,500	N/A	N/A	N/A
Accelerated Equity(3)	N/A	N/A	N/A	757,429	757,429	3,029,717	3,029,717
Total				894,929	757,429	3,029,717	3,029,717

(1)	Amounts in this row reflect a continuation of the executive’s base salary for a period of twenty-four months, assuming that the executive has signed a proper release form in our favor. While Messrs. Rodriguez and Kuchta would receive a Pro-Rata Bonus in the event of a termination of employment during the year, a termination occurring on December 31, 2011 would have resulted in a payment equal to the full amount of the bonus that they received for the 2011 year ($300,000 and $270,000 respectively).
(2)	Continued medical payments were calculated for Mr. Rodriguez by multiplying our cost for his medical benefits as of December 31, 2011. Our costs for Mr. Rodriguez and his family are currently $604.45 per two-week pay period. Mr. Kuchta would not have been eligible to receive any continued medical benefits from us as of December 31, 2011, as he was still being covered by a previous employer’s medical plans. Our obligation to cover him and his family may change in future years.
(3)	Amounts reflect the value of accelerated value of the applicable outstanding NTI Management Class C units as of December 31, 2011, based upon the assumed initial public offering price of $20 per common unit (the mid-point of the estimated price range set forth on the cover page of this prospectus), and our best estimate of the value of the NTI Management Class C units at this time. Solely for purposes of providing values in this table, we have assumed that NTI Management did not exercise its discretion to repurchase any units at the time of the executives’ termination of employment, although as described above, upon the actual termination of employment of any executive, NTI Management will have the sole discretion to determine whether a repurchase of the units would occur. The values within the columns titled “Termination of Employment for Disability” and “Termination of Employment for Death” reflect our best estimates of the value of the acceleration of 20% of each executive’s outstanding NTI Management Class C units. The values within the columns titled “Termination of Employment without Cause or Good Reason within a Two Year Period of a Change in Control” and “MoM Event” for each executive other than Mr. Bonczek reflect our best estimates of the value of the acceleration of 80% of each executive’s outstanding NTI Management Class C units; for Mr. Bonczek those values reflect our best estimate of 100% of the value of his outstanding NTI Management Class C units.
(4)	Amounts in this row reflect a payment equal to six months of Mr. Bonczek’s salary as of December 31, 2011.
(5)	Our company’s long-term disability benefit plan (“LTD Plan”) will provide benefits to employees following a 180 day period of short-term disability. The LTD Plan will provide up to 60% of base pay up to a maximum of $20,000 per month, which will not be paid by us but by an insurance company. Amounts shown here reflect only the continuation of base salary payments that we will provide to the executives during their 180 days of short term disability.
(6)

While we would not provide any further base salary or bonus amounts to the estates of Messrs. Rodriguez and Kuchta upon their termination of employment due to a death, their estates would receive the payout of the life insurance policy that we maintain on behalf of each of the executives. We pay the premiums on these policies, but the payment of the policy proceeds to the executive’s estate would come directly from the insurance company rather than us. We have assumed that the policy is worth exactly two times the amount of each executive’s annual base salary as of December 31, 2011.

(7)	Amounts reflected in the “Base Salary and Bonus” row, as well as the “Continued Medical” row, are the same amounts as those reflected in the “Termination of Employment without Cause or for Good Reason” column, as these amounts will be paid upon these termination events with or without change in control under their employment agreements; however, amounts would only be paid once.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

After this offering, Northern Tier Holdings will own an aggregate 57,282,000 of common units and 18,383,000 PIK units, representing approximately 82.3% of the total outstanding units (approximately 79.7% if the underwriters exercise their option to purchase additional common units in full). Our general partner will be indirectly owned by ACON Refining, TPG Refining and certain members of our management team.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily as favorable to us as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Northern Tier Energy LP.

Formation Stage

The consideration received by our general partner and its affiliates in connection with the contribution of Northern Tier Energy LLC by Northern Tier Holdings to Northern Tier Energy LP

•    The non-economic general partner interest to be issued to our general partner;

•    57,282,000 common units to be issued to Northern Tier Holdings (assuming the underwriters do not exercise their option to purchase additional common units);

•    18,383,000 PIK units to be issued to Northern Tier Holdings;

•    $73.1 million of net proceeds from this offering will be distributed to ACON Refining and TPG Refining and $1.9 million of the net proceeds will be distributed to entities in which Mario E. Rodriguez and Hank Kuchta have an ownership interest. Any net proceeds received from the exercise of the underwriters’ option to purchase additional common units will be distributed to Northern Tier Holdings. See “Use of Proceeds;” and

•    A success fee in the aggregate amount of $7.5 million. See “—Agreements with Affiliates of Our Central Partner—Management Services Agreement.”

Operational Stage

Distributions to affiliates of our general partner

We expect to make distributions each quarter to our unitholders, including Northern Tier Holdings. Distributions on our units will be in cash, but during the PIK period, the board of directors of our general partner will make distributions on the PIK units in the form of additional PIK units. See “How We Make Distributions.”

Payments to our general partner and its affiliates

Neither our general partner nor its affiliates will receive any management fee in connection with the management of our business, but we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth certain information with respect to the beneficial ownership of our common units and PIK units that will be issued and outstanding immediately after the closing of this offering and the IPO Transactions and held by:

•	each unitholder known by us to be the beneficial owner of more than 5% of our common units;

•	our general partner;

•	each of the directors and named executive officers of our general partner; and

•	all of the executive officers and directors of our general partner as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investments power with respect to such securities. Except as otherwise indicated, we believe that all persons listed below have sole voting and investment power with respect to the units beneficially owned by them, except to the extent this power may be shared with a spouse, based on information provided to us by such persons.

The following table assumes the underwriters do not exercise their option to purchase 2,437,500 additional common units and such units are therefore distributed to Northern Tier Holdings. Unless otherwise indicated by us, the address of each person or entity named in the table is 38C Grove Street, Suite 100, Ridgefield, Connecticut 06877.

Name of Beneficial Owner and Management	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	PIK Units Beneficially Owned	Percentage of PIK Units Beneficially Owned	Percentage of Common and PIK Units Beneficially Owned
Northern Tier Holdings LLC(1)	57,282,000	77.9%	18,383,000	100%	82.3%
Northern Tier Energy GP LLC(2)	—	—	—	—	—
ACON Refining Partners, L.L.C.(3)	57,282,000	77.9%	18,383,000	100%	82.3%
TPG Refining, L.P.(4)	57,282,000	77.9%	18,383,000	100%	82.3%
Mario E. Rodriguez	—	—	—	—	—
Hank Kuchta	—	—	—	—	—
Dave Bonczek	—	—	—	—	—
Greg Mullins	—	—	—	—	—
Bernard W. Aronson	—	—	—	—	—
Jonathan Ginns(2)	—	—	—	—	—
Michael MacDougall(5)	—	—	—	—	—
Eric Liaw(6)	—	—	—	—	—
Scott D. Josey	—	—	—	—	—
Thomas Hofmann	—	—	—	—	—
Dan F. Smith	—	—	—	—	—
Neal Murphy(7)	—	—	—	—	—
All directors and executive officers as a group (11 persons)	—	—	—	—	—

*	Represents less than 1%.
(1)	All of the common interests in Northern Tier Holdings are owned by Northern Tier Investors, LLC, a Delaware limited liability company, the sole member of which is Northern Tier Investors LP, a Delaware limited partnership. All of the Class A Common Units in Northern Tier Investors LP are held by ACON Refining (48.75%), TPG Refining (48.75%) and entities in which Mario E. Rodriguez and Hank Kuchta have an ownership interest (2.5%). All of the limited liability company interests in the general partner of Northern Tier Investors LP, NTI GenPar LLC, a Delaware limited liability company, are held equally by ACON Refining and TPG Refining. Marathon will hold a $45 million preferred interest in Northern Tier Holdings.

(2)	Northern Tier Energy GP LLC, which is owned by Northern Tier Holdings, is our general partner and manages and operates our business and has a non-economic general partner interest in us.
(3)	ACON Management is the managing member of AIP V GenPar, L.L.C., which in turn is the managing member of ACON Refining. ACON Management may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the securities held by Northern Tier Holdings. Jonathan Ginns, Ken Brotman, Bernard Aronson, Daniel Jinich and Guillermo Bron are managing members and sole equity holders of ACON Management, and therefore, Messrs. Ginns, Brotman, Aronson, Jinich and Bron may be deemed to be the beneficial owners of, with indirect voting and dispositive authority over, the equity securities held by ACON Refining. Messrs. Ginns, Brotman, Aronson, Jinich and Bron disclaim beneficial ownership of the securities of ARP except to the extent of their pecuniary interest therein. The address of ACON Management and Messrs. Ginns, Brotman, Aronson, Jinich and Bron is c/o ACON Funds Management, L.L.C., 1133 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036.
(4)	The general partner of TPG Refining is TPG VI AIV SLP SD, L.P., a Delaware limited partnership, whose general partner is TPG VI AIV SLP SD Advisors, LLC, a Delaware limited liability company, whose general partner is TPG Holdings II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), a Delaware corporation. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the common units and PIK units held by Northern Tier Holdings. Messrs. Bonderman and Coulter disclaim beneficial ownership of such units except to the extent of their pecuniary interest therein. The address of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	Mr. MacDougall, who is one of our directors, is a TPG Partner. Mr. MacDougall has no voting or investment power over and disclaims beneficial ownership of the common units and PIK units held by Northern Tier Holdings. The address of Mr. MacDougall is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(6)	Mr. Liaw, who is one of our directors, is a TPG Vice President. Mr. Liaw has no voting or investment power over and disclaims beneficial ownership of the common units and PIK units held by Northern Tier Holdings. The address of Mr. Liaw is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(7)	Mr. Murphy departed our company on August 22, 2011.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units and PIK units, voting as a single class.

At the closing of this offering, Northern Tier Holdings will have the ability to ensure the passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its 82.3% ownership of our common units and PIK units.

In voting their units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional partnership interests	No approval right. See “—Issuance of Additional Partnership Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See”—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units and PIK units, voting as a single class, excluding units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2022 in a manner that would cause a dissolution of our partnership. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than two-thirds of the outstanding common units and PIK units, voting as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	No approval right. See “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval right. See “—Transfer of Ownership Interests in Our General Partner.”

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units), to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units and PIK units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, Northern Tier Holdings will own approximately 82.3% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners

2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units, voting together as a single class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately 82.3% of the outstanding common units and PIK units (and approximately 79.7% if the underwriters exercise their option to purchase additional common units in full).

In the event the general partner withdraws or is removed, upon the admission of a successor general partner, the general partner interest of the departing general partner shall be cancelled.

Notwithstanding any provision of the partnership agreement, if the general partner is removed as our general partner under circumstances where cause does not exist, the PIK units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

COMMON UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, there will be 73,532,000 common units outstanding, 57,282,000 of which will be owned by Northern Tier Holdings, assuming the underwriters do not exercise their option to purchase additional common units; if they exercise such option in full, Northern Tier Holdings will own 54,844,500 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The 16,250,000 common units sold in this offering (or 18,687,500 common units if the underwriters exercise their option to purchase additional common units in full) will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partnership Interests.”

In connection with this offering, we will enter into an amended and restated registration rights agreement with Northern Tier Investors, LLC, Northern Tier Holdings, ACON Refining, TPG Refining, NTR Partners LLC, NTR Partners II LLC and NTI Management. Under the registration rights agreement, Northern Tier Holdings, ACON Refining and TPG Refining can cause, and after ACON Refining and TPG Refining and their transferees no longer hold registrable securities, NTR Partners LLC and NTR Partners II LLC can cause, Northern Tier Energy LP to register their common units and PIK units under the Securities Act and to maintain a shelf registration statement effective with respect to such units. In addition, under the agreement, Northern Tier Holdings, ACON Refining, TPG Refining, NTR Partners LLC, NTR Partners II LLC and NTI Management are entitled to participate in certain other registration statements and offerings conducted on behalf of Northern Tier Energy LP or third parties. We have no current intentions to register the PIK units for resale; however, we may be required to do so under the registration rights agreement described above.

We, our general partner, the directors and executive officers of our general partner, and Northern Tier Holdings has agreed not to sell any common units until 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriters” for a description of these lock-up provisions.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Common Units
Goldman, Sachs & Co.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
J.P. Morgan Securities LLC
Macquarie Capital (USA) Inc.

Total	16,250,000

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the units covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,437,500 common units from us to cover sales by the underwriters of a greater number of units than the total number set forth in the table above. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per unit and total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Us

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $         per unit from the initial public offering price. After the initial offering of the units, the representatives may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our general partner, the executive officers and directors of our general partner and Northern Tier Holdings have agreed with the underwriters, subject to certain exceptions, including an exception for sales of common units to satisfy tax withholding and other obligations in connection with the equity awards issued under our LTIP, not to dispose of or hedge any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Common Units Eligible for Future Sale” for a discussion of certain transfer restrictions.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of units offered.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $16.5 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. We have entered into hedge agreements with J. Aron & Company, an affiliate of Goldman, Sachs & Co., and Macquarie Bank Limited, an affiliate of Macquarie Capital (USA) Inc. As described in “Use of Proceeds,” a portion of the proceeds of this offering will be used to pay $92 million to J. Aron & Company, an affiliate of Goldman, Sachs & Co., for losses incurred during the quarter ended June 30, 2012 as a result of resetting the price of certain derivative contracts. If we do not complete this offering, the loss from resetting the price of our derivative contracts will be paid to the counterparty on the same monthly schedule as the original contracts were scheduled to settle.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships to the issuer. The underwriters and their respective affiliates may also communicate independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

“Contribution Agreement” means that certain Transaction Agreement, dated as of , 2012, among the General Partner, the Partnership, and certain other parties, together with any additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) 2,437,500 over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Underwriters’ Option on the Option Closing Date(s), and (b) a distribution of cash in an amount equal to the total amount of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Underwriters’ Option as described in Section 5.3(b), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments relating to, convertible into or exchangeable for Partnership Interests.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.8(b).

“Eligible Holder” means a Limited Partner whose (a) U.S. federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.8(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.8(a)(ii).

“Event of Withdrawal” is defined in Section 11.1(a).

“General Partner” means Northern Tier Energy GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the management interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to ownership or profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

NORTHERN TIER ENERGY LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

A-4

16,250,000 Common Units

Representing Limited Partner Interests

Northern Tier Energy LP

Goldman, Sachs & Co.	Barclays	BofA Merrill Lynch

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank

J.P. Morgan Macquarie Capital

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Exhibit 5.1

July     , 2012

Northern Tier Energy LP

38C Grove Street, Suite 100

Ridgefield, Connecticut 06877

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel to Northern Tier Energy LP, a Delaware limited partnership (the “Partnership”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering and sale of up to an aggregate of 16,250,000 common units representing limited partner interests in the Partnership (the “Common Units”) and up to an additional 2,437,500 Common Units pursuant to the underwriters’ option to purchase additional Common Units.

We are rendering this opinion as of the time the Partnership’s Registration Statement on Form S-1 (File No. 333-178457), as amended (the “Registration Statement”) becomes effective in accordance with Section 8(a) of the Securities Act.

As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), partnership records and documents, certificates of partnership and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.

Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that the Common Units have been duly authorized and, when issued and delivered on behalf of the Partnership against payment therefor as described in the Registration Statement to which this opinion is an exhibit and relating to the Common Units, will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the laws of the United States of America, the Delaware Act and the Constitution of the State of Delaware as interpreted by federal courts and the courts of the State of Delaware.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

July , 2012 Page 2

We hereby consent to the reference to us under the heading “Legal Matters” in the Registration Statement and the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Vinson & Elkins L.L.P.